EXHIBIT 12.1

PROLOGIS, INC. AND PROLOGIS, L.P.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar amounts in thousands)

	Six Months Ended June 30,	Year Ended December 31,
	2013	2012	2011	2010	2009	2008
Earnings (loss) from continuing operations	$272,695	$(93,202)	$(267,190)	$(1,601,487)	$(368,265)	$(379,095)
Add (Deduct):
Fixed charges	244,210	574,377	531,299	518,399	471,130	556,046
Capitalized interest	(30,978)	(53,397)	(52,651)	(53,661)	(94,205)	(168,782)
Loss (earnings) from unconsolidated entities, net	(33,189)	(31,676)	(59,935)	(23,678)	(28,059)	55,774
Distributed income from equity entities	26,905	34,945	72,976	27,404	63,885	50,042
Income tax expense (benefit)	72,354	3,580	1,776	(30,499)	5,975	68,011

Earnings (loss), as adjusted	$551,997	$434,627	$226,275	$(1,163,522)	$50,461	$181,996

Fixed charges:
Interest expense	$207,498	$507,484	$468,072	$461,166	$372,768	$383,781
Capitalized interest	30,978	53,397	52,651	53,661	94,205	168,782
Portion of rents representative of the interest factor	5,734	13,496	10,576	3,572	4,157	3,483

Total fixed charges	$244,210	$574,377	$531,299	$518,399	$471,130	$556,046

Ratio of earnings (loss), as adjusted, to fixed charges	2.3	(a)	(a)	(a)	(a)	(a)

(a)	The loss from continuing operations for 2012, 2011, 2010, 2009 and 2008 included impairment charges of $269.0 million, $147.7 million, $1.1 billion, $495.2 million, and $595.3 million, respectively, that are discussed in our Annual Report on Form 10-K. Our fixed charges exceed our earnings (loss), as adjusted, by $139.8 million, $305.0 million, $1.7 billion, $420.7 million and $374.0 million for the years ended December 31, 2012, 2011, 2010, 2009 and 2008, respectively.